

August 28, 2012

<u>Via Facsimile</u>
John A. Amster
Chief Executive Officer
RPX Corporation
One Market Plaza Suite 800
San Francisco, CA 94105

  Re: RPX Corporation
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed March 26, 2012
    Form 10-Q for Fiscal Quarter Ended June 30, 2012
    Filed August 14, 2012
    File No. 001-35146

Dear Mr. Amster:

  We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Condensed Consolidated Financial Statements

Note 8. Business Combinations, page 16

1. Please tell us how you concluded that the transaction you announced in your April 5, 2012 Form 8-K represents a business combination rather than an asset purchase. In this regard, your announcement states that you were to acquire certain patent assets and membership interests of Altitude Capital Management. Your purchase price allocation in this footnote depicts a business combination wherein a portion of the purchase price has

been allocated to goodwill. Please tell us why you did not file an Item 2.01 Form 8-K upon the completion of this transaction. Further, refer to the definition of a business set forth in paragraphs 55.4 through 55-9 of ASC 805-10-55. For each paragraph, tell us how you determined that your purchase was of a business rather than assets.

2. During your May 1, 2012 earnings conference call you described part of the Altitude acquisition as including licenses and perhaps a sale of the assets acquired from Altitude to a customer and recorded revenue of $5 million. Please clarify the type and duration of the license sold and the amount of the gain or loss recognized on the sale of assets, if any, and where the gain or loss on that sale is classified in your financial statements. We note that eleven clients participated in this syndicated transactions. Indicate whether the $5 million recorded revenue noted above was earned from one of those clients. Tell us how these clients participated in the transaction and indicate whether they were granted licenses and rights to the assets acquired in exchange for their participation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief